Free Writing Prospectus dated September 6, 2022

(to Prospectus dated July 29, 2022 and

Preliminary Prospectus Supplement dated September 6, 2022)

Filed pursuant to Rule 433

Registration Statement No. 333-266391

PRICING TERM SHEET

U.S. $1,000,000,000 5.862% SENIOR NON-PREFERRED FIXED-TO-FIXED RATE NOTES DUE 2026

(the “2026 Notes”)

U.S. $750,000,000 6.138% SENIOR NON-PREFERRED FIXED-TO-FIXED RATE NOTES DUE 2028

(the “2028 Notes”)

This Free Writing Prospectus relates only to the 2026 Notes and the 2028 Notes (together, the “Notes”) described below and should only be read together with the preliminary prospectus supplement dated September 6, 2022 (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated July 29, 2022 relating to these notes (the “Prospectus”). Terms and expressions used but not defined herein shall have the same meanings as defined in the Preliminary Prospectus Supplement or Prospectus, as applicable.

Issuer:	Banco Bilbao Vizcaya Argentaria, S.A.

Expected Issue Ratings: *	Baa2 Moody’s / BBB+ S&P / BBB+ Fitch

Issuer Ratings: *	A3 (stable) Moody’s / A (stable) S&P / BBB+ (stable) Fitch

Status:	Senior Non-Preferred

Principal Amount:	U.S. $1,000,000,000 (the 2026 Notes) U.S. $750,000,000 (the 2028 Notes)

Form of Issuance:	SEC Registered

Pricing Date:	September 6, 2022

Settlement Date: **	September 14, 2022 (T+6)

Reset Date:	September 14, 2025 (the 2026 Notes) September 14, 2027 (the 2028 Notes)

Maturity Date:	September 14, 2026 (the 2026 Notes) September 14, 2028 (the 2028 Notes)

CUSIP / ISIN:	05946K AK7 / US05946KAK79 (the 2026 Notes) 05946K AL5 / US05946KAL52 (the 2028 Notes)

Benchmark Treasury:	3.125% due August 15, 2025 (the 2026 Notes) 3.125% due August 31, 2027 (the 2028 Notes)

Benchmark Treasury Yield:	3.562% (the 2026 Notes) 3.438% (the 2028 Notes)

Spread to Benchmark Treasury:	UST+ 230 bps (the 2026 Notes) UST+ 270 bps (the 2028 Notes)

Re-offer Yield:	5.862% (the 2026 Notes) 6.138% (the 2028 Notes)

Coupon:

Subject to any redemption prior to the relevant Maturity Date, the 2026 Notes will bear interest (i) from (and including) the Issue Date to (but excluding) the relevant Reset Date, at a fixed rate of 5.862% per annum and (ii) thereafter, from (and including) such Reset Date to (but excluding) the relevant Maturity Date at a fixed rate per annum equal to the 1-year UST, as determined by the Calculation Agent, plus 230 basis points, such sum being converted to a semi-annual rate in accordance with market convention (rounded to the fifth decimal place, with 0.000005 being rounded upwards).

Subject to any redemption prior to the relevant Maturity Date, the 2028 Notes will bear interest (i) from (and including) the Issue Date to (but excluding) the relevant Reset Date, at a fixed rate of 6.138% per annum and (ii) thereafter, from (and including) such Reset Date to (but excluding) the relevant Maturity Date at a fixed rate per annum equal to the 1-year UST, as determined by the Calculation Agent, plus 270 basis points, such sum being converted to a semi-annual rate in accordance with market convention (rounded to the fifth decimal place, with 0.000005 being rounded upwards).

“1-year UST” means an interest rate expressed as a percentage determined by the Calculation Agent to be the per annum rate equal to the yield to maturity for U.S. Treasury securities with a maturity of one year, as published in the most recent H.15.

“H.15” means the daily statistical release designated as such and published by the Board of Governors of the United States Federal Reserve System under the caption “Treasury constant maturities”, or any successor or replacement publication as reasonably determined by the Issuer and notified to the Calculation Agent, that establishes yield on actively traded U.S. Treasury securities, and “most recent H.15” means the H.15 that includes a yield to maturity for U.S. Treasury securities with a maturity of one year published closest in time (but prior to) the relevant Reset Determination Date.

“Reset Determination Date” means the second business day immediately preceding the relevant Reset Date.

Price to Public:	100.000% (the 2026 Notes) 100.000% (the 2028 Notes)

Underwriting Discount:	0.150% (the 2026 Notes) 0.280% (the 2028 Notes)

Aggregate Proceeds to Issuer (before Expenses):	$1,746,400,000

Interest Payment Dates:	Semi-annually in arrears on March 14 and September 14 of each year, beginning March 14, 2023

Day Count Fraction / Business Day Convention:	30/360 (following business day, unadjusted)

Business Days:	New York City, London and Madrid

Minimum Denominations / Multiples:	Minimum denominations of U.S.$200,000 and multiples of U.S.$200,000 in excess thereof

Expected Listing:	New York Stock Exchange

Trustee, Principal Paying Agent and Calculation Agent:	The Bank of New York Mellon, London Branch

Redemption Provisions:

Tax Call: All or part at 100% of principal and accrued but unpaid interest for the relevant series of Notes

Eligible Liabilities Event Call: All but not less than all at 100% of principal and accrued but unpaid interest for the relevant series of Notes

Issuer Call: All or part at 100% of principal and accrued but unpaid interest on the relevant Reset Date for the relevant series of Notes

Governing Law:	New York law, except that certain provisions related to the status and ranking of the Notes of each series, the waiver of the right of set-off and the agreement by holders with respect to the exercise and effects of the Spanish Bail-in Power shall be governed by and construed in accordance with the common laws of Spain. See “Certain Terms of the Notes—Governing Law” in the Preliminary Prospectus Supplement.

Submission to Jurisdiction:	Any state or U.S. federal court located in the Borough of Manhattan, the City of New York, New York, except that the Spanish courts have exclusive jurisdiction in respect of a Bail-in Dispute. See “Certain Terms of the Notes—Submission to Jurisdiction” in the Preliminary Prospectus Supplement.

U.S. Federal Income Tax Considerations:	See the section of the Prospectus entitled “U.S. Tax Considerations” for a discussion of the material U.S. federal income tax consequences of the ownership and disposition of the Notes to the U.S. holders described therein.

Spanish Tax Considerations:

Exemption from Spanish withholding tax applies subject to compliance with certain Spanish tax requirements, including the timely provision by the paying agent of a duly executed and completed Payment Statement.

If the paying agent fails to deliver a duly executed and completed Payment Statement on a timely basis, the related payment will be subject to Spanish withholding tax. If this occurs, the Issuer will not pay additional amounts and holders will have to apply directly to the Spanish tax authorities for any refund to which they may be entitled. See “Certain Terms of the Notes—Maintenance of Tax Procedures” and “Spanish Tax Considerations” in the Preliminary Prospectus Supplement.

Substitution and Modification and Agreement with Respect Thereto:	If an Eligible Liabilities Event occurs and is continuing with respect to any series of Notes, including as a result of any change in law or regulation or the application or official interpretation thereof, the Issuer may, under certain circumstances and without the consent or approval of the holders or beneficial owners of such series of Notes, substitute all (but not less than all) of such series of Notes or modify the terms of all (but not less than all) of such series of Notes, so that such Notes are substituted by, or their terms are modified to, become again, or remain, Qualifying Securities. See “Certain Terms of the Notes—Substitution and Modification” in the Preliminary Prospectus Supplement.

By its acquisition of any Notes or any beneficial interest therein, each holder and beneficial owner of such Note, (i) acknowledges, accepts, consents to and agrees to be bound by the substitution of or modification to the terms of the Notes as set forth above and to grant to the Issuer and the Trustee full power and authority to take any action and/or to execute and deliver any document in the name and/or on behalf of such holder or beneficial owner, as the case may be, which is necessary or convenient to complete the substitution of or modification to the terms of the Notes, as applicable; and (ii) to the extent permitted by the Trust Indenture Act, waives any and all claims, in law and/or in equity, against the Trustee and/or the Issuer for, agrees not to initiate a suit against the Trustee and/or the Issuer in respect of, and agrees that neither the Trustee nor the Issuer shall be liable for, any action that the Trustee or the Issuer takes, or abstains from taking, in either case in connection with the substitution of or modification to the terms of the Notes upon the occurrence of an Eligible Liabilities Event.

Agreement with Respect to Exercise of Spanish Bail-In Power:	By its acquisition of any Notes, each holder (including each holder of a beneficial interest in the securities) acknowledges, accepts, consents to and agrees to be bound by (i) the exercise and effects of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority and (ii) the variation of the terms of the Notes, or the rights of the holders thereunder or under the Indenture, as deemed necessary by the Relevant Spanish Resolution Authority, to give effect to the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority. See “Certain Terms of the Notes—Agreement with Respect to the Exercise of the Spanish Bail-in Power” in the Preliminary Prospectus Supplement.

Status and Ranking:

The payment obligations of the Issuer under the Notes of each series on account of principal shall rank (i) junior to any (a) privileged claims (créditos privilegiados) (which shall include, among other claims, any claims in respect of deposits for the purposes of Additional Provision 14.1 of Law 11/2015), (b) claims against the insolvency estate (créditos contra la masa); and (c) Senior Preferred Obligations; (ii) pari passu without any preference or priority among themselves and with all other Senior Non-Preferred Obligations; and (iii) senior to all subordinated obligations of, or claims against, the Issuer (créditos subordinados), present and future, such that any relevant claim on account of principal in respect of the Notes will be satisfied, as appropriate, only to the extent that all claims ranking senior to it have first been satisfied in full, and then pro rata with any claims ranking pari passu with it, in each case as provided herein. See “Certain Terms of the Notes—Status and Ranking of the Notes” in the Preliminary Prospectus Supplement for material information on the status and ranking of the Notes.

Claims of holders in respect of interest on the Notes of each series accrued but unpaid as of the commencement of any insolvency proceeding in respect of the Issuer shall constitute subordinated claims (créditos subordinados) against the Issuer ranking in accordance with the provisions of the Insolvency Law. No further interest on the Notes shall accrue from the date of declaration of the insolvency of the Issuer.

Event of Default:	Except as set forth under “Certain Terms of the Notes—Events of Default” in the Preliminary Prospectus Supplement, “Event of Default”, wherever used with respect to the Notes of a series, means that an order shall have been made by any competent court commencing insolvency proceedings (procedimiento concursal) against the Issuer or an order of any competent court or administrative agency shall have been made or a resolution shall have been passed by the Issuer for the dissolution or winding up of the Issuer. There are no other Events of Default under the Notes.

Additional Selling Restriction:	The offering of the Notes in Switzerland is exempt from requirement to prepare and publish a prospectus under the Swiss Financial Services Act (“FinSA”) because the Notes have a minimum denomination of CHF 100,000 (or equivalent in another currency) or more and the Notes will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. This pricing term sheet, the prospectus supplement and the accompanying prospectus do not constitute a prospectus pursuant to the FinSA, and no such prospectus has been or will be prepared for or in connection with the offering of the Notes.

Use of Proceeds:	General corporate purposes

Joint Bookrunners:

BBVA Securities Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman Sachs Bank Europe SE

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

TD Securities (USA) LLC

*

Any ratings obtained will reflect only the views of the respective rating agency and should not be considered a recommendation to buy, sell or hold the Notes of any series. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

**

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes of any series prior to the delivery of the Notes will be required to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

***

BBVA Securities Inc., which is participating in this offering as a Joint Bookrunner, is a wholly-owned subsidiary of BBVA. The offering is being conducted pursuant to FINRA Rule 5121. See “Underwriting (Conflicts of Interest)” in the Preliminary Prospectus Supplement.

This Free Writing Prospectus is not a prospectus for the purposes of Regulation (EU) 2017/1129, including as the same forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

No PRIIPs or UK PRIIPs KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

The communication of this Free Writing Prospectus, the Preliminary Prospectus, the Prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Free Writing Prospectus, the Preliminary Prospectus, the Prospectus and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this Free Writing Prospectus, the Preliminary Prospectus or the Prospectus or any of their contents.

The Issuer has filed a registration statement (including the Prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the Preliminary Prospectus Supplement and the Prospectus in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and Preliminary Prospectus Supplement from BBVA Securities Inc. by calling toll-free +1-800-422-8692, from BofA Securities, Inc. by calling toll-free at +1-800-294-1322, from Citigroup Global Markets Inc. by calling toll-free +1-800-831-9146, from Deutsche Bank Securities Inc., by calling toll-free +1-800-503-4611, from Goldman Sachs Bank Europe SE by calling 49-69-7532-1000, from J.P. Morgan Securities LLC by calling collect +1-212-834-4533, from Morgan Stanley & Co. LLC, by calling toll-free +1-866-718-1649 and from TD Securities (USA) LLC by calling toll-free +1-855-495-9846.